SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No  ☒

Table of Contents

Press Release of December 12, 2005 – Coca-Cola Hellenic Bottling Company S.A. considers public offer for Lanitis Bros Public Limited

Press Release of December 13, 2005 – Coca-Cola Hellenic Bottling Company S.A. discontinues negotiations with juice producer Fresh & Co

Press Release of December 15, 2005 – Coca-Cola Hellenic Bottling Company S.A. announces public offer for Lanitis Bros Public Limited

Press Release of December 21, 2005 - Coca-Cola Hellenic Bottling Company S.A. announces resolution of share capital increase following exercise of stock options

Press Release of December 27, 2005 – Information pursuant to Article 4 Para 1e of Law 3401/2005 regarding stock option plans for the company’s employees and for those of its affiliate companies

Press Release of January 2, 2006 - Coca-Cola Hellenic Bottling Company S.A. announces merger of Kar-Tess Holding S.A. with Socomex S.A.

Press Release of January 18, 2006 - Coca-Cola Hellenic Bottling Company S.A. announces the commencement of trading of new shares resulting from the exercise of stock options

Press Release of January 19, 2006 - Coca-Cola Hellenic Bottling Company S.A. announces rationalization initiatives in Greece

Press Release of January 20, 2006 - Coca-Cola Hellenic Bottling Company S.A. announces the acquisition of Serbian fruit juices company, Fresh & Co

Press Release of January 20, 2006 - Coca-Cola Hellenic Bottling Company S.A. announces the appointment of a new Region Director - John Brady returns to former position

Press Release of January 27, 2006 - Coca-Cola Hellenic Bottling Company S.A. announces the acceptance period of the Public Offer of Lanitis Bros Public Limited

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.

considers public offer for Lanitis Bros Public Limited

Athens, Greece – 12 December 2005 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it is considering making a public offer, directly or through one of its affiliated entities, for the acquisition of up to 100% of the share capital of Lanitis Bros Public Limited.

Lanitis Bros Public Limited is engaged in the production, distribution and sales of commercial beverages and holds the franchise for products of The Coca-Cola Company in Cyprus.  Lanitis Bros Public Limited also has a range of fruit juices, dairy products and other beverages.  The company was founded by the Lanitis family in 1943 and has been listed on the Cyprus Stock Exchange since October 2001.

Coca-Cola HBC said that it expects to make a further announcement concerning this matter no later than Thursday, 15 December 2005.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:
Coca-Cola HBC – Investor Relations
Melina Androutsopoulou	Tel: +30 210 618 3100
e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola HBC 9, Fragoklissias str., 151 25 Maroussi, Athens, Greece Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514 www.coca-colahbc.com

SUMMARY DESCRIPTION OF CCHBC’s STOCK OPTION PLANS

1. Pursuant to article 13, paragraph 9 of Codified Law 2190/1920, the Company’s Stock Option Plans have been approved by the Extraordinary General Meeting of shareholders dated 22.11.2001, and by the Annual General Meetings of shareholders dated 6.6.2003 and 17.6.2005, respectively. A summary of the Stock Option Plans approved by the General Meeting appears in the table below:

Plan no.	Date of General Meeting	Maximum number of options approved by the GM
1.	22.11.2001	465,000
2.	22.11.2001	40,000
3.	22.11.2001	870,000
4.	22.11.2001	2,945,000
5.	22.11.2001	180,000
6.	22.11.2001	2,500,000
7.	6.6.2003	738,400
8.	6.6.2003	2,011,600
9.	17.6.2005	4,950,000
Total:		14,700,000

2. Stock options under the above approved plans have been granted by the Company’s Board of Directors to employees of the Company and to those of its affiliate companies, as shown in the following table:

Plan no.	Date of General Meeting	Date of Board of Directors Meeting	Number of options granted by the BoD
1.	22.11.2001	13.12.2001	368,735
2.	22.11.2001	13.12.2001	30,260
3.	22.11.2001	13.12.2001	695,293
4.	22.11.2001	13.12.2001	2,644,900
5.	22.11.2001	13.12.2001	180,000
6.	22.11.2001	13.12.2001	1,979,900
7.	6.6.2003	23.6.2003	718,900
8.	6.6.2003	15.12.2003 3.12.2004	705,000 734,850
9.	17.6.2005	2.12.2005	794,600
Total:			8,852,438

3. The Exercise Price for each Stock Option Plan was approved by the respective General Meeting of shareholders. For certain Stock Option Plans, the General Meeting specified a specific exercise price, whereas for others the General Meeting resolved that the exercise price be equal to the average value of the Company’s share mid-price at close of trading on the Athens Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options. Furthermore, the Extraordinary General Meeting of shareholders dated 31.10.2003 resolved to adjust the exercise price of the Stock Option Plans that were pending at that date, in order to reflect the reduction in the Company’s share capital. As a result, the exercise price of each of the Stock Option Plans today has as follows (for the sake of completeness, the original exercise price is set out in brackets):

Plan no.	Date of General Meeting	Date of Board of Directors Meeting	Current Exercise Price (EUR)		Original Exercise Price (EUR)
1.	22.11.2001	13.12.2001	23.32		(25.06)
2.	22.11.2001	13.12.2001	20.97		(22.71)
3.	22.11.2001	13.12.2001	17.06		(18.80)
4.	22.11.2001	13.12.2001	14.68		(16.22)
5.	22.11.2001	13.12.2001	12.08		(13.35)
6.	22.11.2001	13.12.2001	14.53		(16.05)*
7.	6.6.2003	23.6.2003	12.95		(14.31)
8.	6.6.2003	15.12.2003 3.12.2004	16.76 18.63	* *	— —
9.	17.6.2005	2.12.2005	23.30	*	—

(*) denotes that such exercise price was calculated as the average value of the Company’s share mid-price at close of trading on the Athens Exchange over the last ten (10) working days prior to the relevant decision of the Board of Directors granting the options.

4. Stock Options cannot be exercised until they have vested. Vesting occurs over a period of time approved by the General Meeting. The current vesting periods of the Company’s stock option plans are shown below:

Plan no.	Number of options granted	Date on which 1/3 of the options have vested	Date on which 2/3 of the options have vested	Date on which 3/3 of the options have vested	Expiry Date
1.	368,735	13.12.2001	13.12.2001	13.12.2001	11.7.2008
2.	30,260	13.12.2001	13.12.2001	13.12.2001	29.9.2008
3.	695,293	13.12.2001	13.12.2001	9.12.2002	8.12.2009
4.	2,644,900	13.12.2001	13.12.2002	13.12.2003	12.12.2010
5.	180,000	28.6.2002	28.6.2003	28.6.2004	27.6.2011
6.	1,979,900	13.12.2002	13.12.2003	13.12.2004	12.12.2011
7.	718,900	11.12.2003	11.12.2004	11.12.2005	10.12.2012
8.	705,000 734,850	15.12.2004 3.12.2005	15.12.2005 3.12.2006	15.12.2006 3.12.2007	14.12.2013 2.12.2014
9.	794,600	2.12.2006	2.12.2007	2.12.2008	1.12.2015

5. A Stock Option shall become, if it is not already, exercisable and shall remain exercisable to the extent and until the expiry of the relevant period specified:

(i) death of the participant or the participant ceasing to hold employment by reason of injury or disability: in full not later than the month of December next following the first anniversary of the participant’s death or cessation of employment.

(ii) the participant ceasing to hold employment by reason of retirement at age 55 with ten years’ service with a Coca-Cola System Company or is employed by another Coca-Cola System Company: in full until its Expiry Date.

(iii) the participant ceasing to hold employment for any reason other than those set out under (i) to (ii) above: not later than the month of December next following such cessation.

6. An Option shall lapse and cease to be exercisable upon the earliest to happen of the following:-

(i) the lapse of its Expiry Date;

(ii) the date upon which the participant ceases to hold employment by reason of dishonesty, fraud or misconduct;

(iii) the date upon which the participant is adjudicated bankrupt;

(iv) any purported assignment of the Option;

(v) the first to expire of any of the periods mentioned under 5 above; and

(vi) the Company entering into liquidation.

7. The number of Stock Options that have been approved by the General Meeting of shareholders and are outstanding at any given time, may not exceed ten per cent (10%) of the Company’s shares at any given time. The Company’s share capital amounts to EUR 119,130,064.50 and is divided into 238,260,129 bearer shares with a nominal value of EUR 0.50 each. The number of Stock Options currently outstanding is shown in the table below. The table also shows the number of eligible participants in each Plan.

Plan no.	Maximum number of options approved by GM	Number of Options exercised	Number of Options forfeited (as of 1.1.2006)	Maximum number of Options approved by the GM and outstanding	Number of currently eligible participants
1.	465,000	7,915	64,151	392,934	177
2.	40,000	7,894	9,263	22,843	4
3.	870,000	230,041	134,243	505,716	238
4.	2,945,000	1,584,214	220,009	1,140,777	167
5.	180,000	126,666	33,334	20,000	4
6.	2,500,000	1,273,453	298,637	927,910	181
7.	738,400	465,831	184,169	88,400	28
8.	2,011,600	244,928 82,464	38,167 —	1,646,041	28 33
9.	4,950,000	—	—	4,950,000	36
Total:	14,700,000	4,023,406	981,973	9,694,621

The person responsible for compiling this document and for the accuracy of the information presented herein is Mr Konstantinos Sfakakis, Corporate Finance Director, tel.: 210 6381.850.

Interested parties may obtain a copy of this document from the Company’s registered seat (9 Frangoklissias Street, Maroussi) and in electronic form from the Company’s website (www.coca-colahbc.com). Further information may be obtained from Ms Melina Androutsopoulou, Investor Relations Officer, tel.: 210 6183.100.

Athens, 27 December 2005

Coca-Cola Hellenic Bottling Company S.A.

discontinues negotiations with juice producer Fresh & Co

Athens, Greece - 13 December 2005 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it has reached a mutual decision with the majority shareholder of Fresh & Co, a juice company in Serbia & Montenegro, to discontinue CCHBC’s and The Coca-Cola Company’s negotiations to acquire Fresh & Co for the time being. The decision follows a re-financing arrangement by Fresh & Co with financial institutions.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces public offer for Lanitis Bros Public Limited

Athens, Greece – 15 December 2005 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that its subsidiary 3E (Cyprus) Limited (3E Cyprus) has decided to submit a public offer (“Public Offer”), to the shareholders of Lanitis Bros Public Limited (Lanitis Bros) for the acquisition of up to 100% of the issued share capital of Lanitis Bros.

The consideration to be offered for each share in Lanitis Bros shall be CYP0,172 (seventeen cents and two tenths of a cent) in cash. The current number of shares outstanding in Lanitis Bros is 250,000,000 and one Cypriot Pound is equivalent to approximately 1.75 Euros.

Mr Vladimiros Lanitis, who holds 50.60% of the issued share capital of Lanitis Bros, has agreed and has committed to accept the Public Offer. In view of this commitment, Three Epsilon Cyprus intends to purchase the rest of the shares tendered through the Public Offer.

If more than 90% of the shares are tendered in the Public Offer, 3E Cyprus will exercise its right under article 201 of the Companies Law to acquire the remainder of the shares.

In the event that the Public Offer results in less than 90% of the shares being tendered, the Board of the Cyprus Stock Exchange may decide, subject to approval by the Cypriot Capital Markets Commission, to delist the shares of Lanitis Bros if the dispersion of the shares to the public is deemed inadequate under Cyprus Securities and Stock Exchange Law.

3E Cyprus will seek to obtain the approvals required for the Public Offer under the laws on the Protection of Competition and Concentration of Business.

The full data and information of the Public Offer will be included in the Public Offer document to be prepared according to the disclosure requirements of Cyprus Securities and Stock Exchange Law.

Mr Doros Constantinou, Managing Director of CCHBC, commented: “I am pleased that we have reached an agreement to purchase Mr. Lanitis’ shares and am optimistic for the success of this Public Offer. Lanitis Bros is a successful business, and the acquisition follows our strategy of seizing tactical opportunities as they arise and provides a natural geographic fit. We anticipate operational synergies and benefits to arise from a two-way sharing of expertise.”

3E Cyprus is a Cyprus company. It is a wholly-owned subsidiary of Coca-Cola HBC which is established and based in Athens. 3E Cyprus, as a member of Coca-Cola HBC, has operations in 19 countries.

Lanitis Bros Public Limited is engaged in the production, distribution and sales of commercial beverages and holds the franchise for products of The Coca-Cola Company in Cyprus.  Lanitis Bros Public Limited also has a range of fruit juices, dairy products and other beverages.  The company was founded by the N. Lanitis family in 1943 and has been listed on the Cyprus Stock Exchange since October 2000.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces resolution of share capital increase following exercise of stock options

Athens, Greece – 21 December 2005 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) announced today that, following the exercise of stock options by option-holders under Coca-Cola HBC’s stock option plan, the Board of Directors of Coca-Cola HBC, pursuant to para. 9 of art. 3 of Codified Law 2190/1920, resolved today to increase CCHBC’s share capital by the amount of €1,215,936.50.  A total of 2,431,873 new ordinary shares of a nominal value of €0.50 each will be issued at issuance prices of €23.32, €20.97, €17.06, €14.68, €14.53, €12.95, €16.76, and €18.63 per share and a total issuance value of €33,655,271.38.

The day the new shares will start trading will be announced following regulatory approval by the Athens Exchange.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

INFORMATION PURSUANT TO ARTICLE 4 PARA. 1e OF LAW 3401/2005 REGARDING STOCK OPTION PLANS FOR THE COMPANY’S EMPLOYEES AND FOR THOSE OF ITS AFFILIATE COMPANIES

This information is submitted to the Capital Markets Commission by Coca-Cola Hellenic Bottling Company S.A. (“CCHBC” or the “Company”), pursuant to its implementation of stock option plans established for its employees and those of its affiliate companies, as approved by the General Meeting of its shareholders, in accordance with article 13, para. 9 of Codified Law 2190/1920.

Stock Options Plans have been established by CCHBC in order to encourage employees to identify with shareholder interest and to focus on CCHBC’s long-term growth.

On 2.12.2005, CCHBC’s Board of Directors awarded 794,600 Stock Options to 36 employees of the Company and of its affiliate companies, pursuant to the resolution of the Annual General Meeting of shareholders dated 17.6.2005 which had approved the issuance of up to 4,950,000.

Each Stock Option corresponds to one (1) ordinary bearer share in CCHBC.

The exercise price per Stock Option amounts to EUR 23.30, i.e. it is equal to the average value of the Company’s share mid-price at close of trading on the Athens Exchange over the last ten (10) working days prior to the decision of the Board of Directors granting the options on 2.12.2005.

The Stock Options granted will vest over a period of three years and will become exercisable by 1/3 on the first anniversary of the grant date (i.e. on 2.12.2006); by 2/3 on the second anniversary of the grant date (i.e. on 2.12.2007); and in full on the third anniversary of the grant date (i.e. on 2.12.2008). The Stock Options will lapse on 1.12.2015, unless forfeited earlier as more fully described below.

Stock Options that have vested (but have not lapsed) may be exercised by the participant notifying such exercise to the Company’s Board of Directors and paying the exercise price to the Company. In the month of December next following such exercise, the Board of Directors will resolve to increase the share capital of the Company and will issue a number of shares equal to the number of Stock Options exercised. Vested Stock Options may be exercised at any time, but for as long as relevant Greek legislation provides that shares under a stock option plan may only be issued in the month of December, the Board shall cause the Company to issue the relevant Shares within the month of December next following the receipt of notice exercising any Option (or within the same month of December if such notice is received not later than the 17th of December or, if 17th December is not a working day in Athens, Greece, then on the immediately preceding working day).

Coca-Cola Hellenic Bottling Company S.A.

announces merger of Kar-Tess Holding S.A. with Socomex S.A.

Athens, Greece – 2 January 2006 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) has been informed by its shareholder, Kar-Tess Holding S.A. (a member of the Kar-Tess Group), that it has merged with Socomex S.A. (also a member of Kar-Tess Group).

Kar-Tess Holding S.A. currently holds a total of 56,978,932 CCHBC shares (out of 238,260,129 shares outstanding) or 23.914% of its share capital. On the 29th of December 2005, prior to the merger, Kar-Tess Holding S.A. held 19.15% of CCHBC’s share capital and Socomex S.A. held 4.76% of CCHBC’s share capital.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Tel: +30 210 618 3100
Melina Androutsopoulou	e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+30) 210 725 8194
Financial Dynamics Athens	Mobile: (+30) 694 775 2284
Alastair Hetherington	e-mail: alastair.hetherington@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces the commencement of trading of new shares resulting from the exercise of stock options

Athens, Greece – 18 January 2006 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) announces that the 2.431.873 new ordinary shares, that were issued pursuant to the increase of CCHBC’s share capital by €1.215.936,50, will commence trading on Monday 23 January 2006. The new shares were issued as a result of the exercise of stock options by 209 employees of CCHBC and of its affiliate companies. CCHBC’s share capital currently amounts to €120.346.001 and is divided in 240.692.002 shares with a nominal value of €0,50 each.

The above new shares were subscribed for as follows:

(a)          7.915 shares were subscribed for by 3 option-holders at a price of €23.32 per share (pursuant to resolutions of the General Meeting of Shareholders dated 22 November 2001 and 31 October 2003, and resolution of the Board of Directors dated 13 December 2001);

(b)         7.894 shares were subscribed for by 1 option-holder at a price of €20.97 per share (pursuant to resolutions of the General Meeting of Shareholders dated 22 November 2001 and 31 October 2003, and resolution of the Board of Directors dated 13 December 2001);

(c)          214.963 shares were subscribed for by 119 option-holders at a price of €17,06 per share (pursuant to resolutions of the General Meeting of Shareholders dated 22 November 2001 and 31 October 2003, and resolution of the Board of Directors dated 13 December 2001);

(d)         931.799 shares were subscribed for by 94 option-holders at a price of €14,68 per share (pursuant to resolutions of the General Meeting of Shareholders dated 22 November 2001 and 31 October 2003, and resolution of the Board of Directors dated 13 December 2001);

(e)          708.890 shares were subscribed for by 90 option-holders at a price of €14,53 per share (pursuant to resolutions of the General Meeting of Shareholders dated 22 November 2001 and 31 October 2003, and resolution of the Board of Directors dated 13 December 2001);

(f)            233.020 shares were subscribed for by 21 option-holders at a price of €12.95 per share (pursuant to resolutions of the General Meeting of Shareholders dated 6 June 2003 and 31 October 2003, and resolution of the Board of Directors dated 23 June 2003);

(g)         244.928 shares were subscribed for by 19 option-holders at a price of €16.76 per share (pursuant to resolutions of the General Meeting of Shareholders dated 6 June 2003 and resolution of the Board of Directors dated 15 December 2003); and

(h)         82.464 shares were subscribed for by 8 option-holders at a price of €18,63 per share (pursuant to resolutions of the General Meeting of Shareholders dated 6 June 2003 and resolution of the Board of Directors dated 3 December 2004).

The payment of the above increase, which does not constitute an amendment of the company’s Articles of Association, was certified by CCHBC’s Board of Directors on 21 December 2005, in accordance with the resolutions of the above General Meetings and was approved by the Ministry of Development and registered with the Registry of Societes Anonymes pursuant to decision K2-16346 dated 27 December 2005.

On Tuesday 17 January 2006, the Board of Directors of the Athens Exchange approved the commencement of trading of the above 2.431.873 new ordinary shares.

The Board of Directors of CCHBC has resolved that trading of the above new shares on the Athens Exchange shall commence on Monday 23 January 2006. On that day, the above shares will be credited to the securities accounts of the relevant shareholders. The opening price of CCHBC’s shares on the above date shall be determined in accordance with the Regulations of the Athens Exchange.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova

European Press Contact:
Financial Dynamics Athens	Tel: +44 20 7269 7206
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces rationalisation initiatives in Greece

Athens, Greece – 19 January 2006 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC), announced today restructuring initiatives in its Greek operation as part of its strategy to improve its efficiency. These initiatives are expected to support the growth of the business as well as yield significant operating efficiency benefits in future years.

CCHBC is planning to transfer production capacity and streamline warehouses in Greece. Specifically, production currently carried out at the Athens plant will be relocated to the Schimatari plant (which is 40km away from Athens) and the warehouses of Messologi, Corfu and Rhodes will cease operations.

These initiatives will impact approximately 150 employees out of a total of 2400 employees of Coca-Cola HBC Greece. The company has begun consultations with the local unions to determine the final terms and conditions.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Tel: +30 210 618 3229
Melina Androutsopoulou	e-mail: investor.relations@cchbc.com

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics Athens	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces the acquisition of Serbian fruit juices company, Fresh & Co

Athens, Greece – 20 January 2006 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it has agreed to acquire, jointly with The Coca Cola Company (TCCC), 100% of Fresh & Co, one of the leading producers of fruit juices in Serbia and Montenegro. The acquisition includes a production facility located at Subotica and the juice and nectar brands “Next” and “Su-Voce”.

CCHBC and TCCC had previously entered into negotiations to acquire this company in 2005, but ceased negotiations on the 13th December 2005. However, the opportunity to acquire the company, in line with CCHBC’s investment criteria, presented itself once again and both CCHBC and TCCC have been able to move quickly in concluding negotiations.

The net consideration for the transaction is EUR 19.5 million (including the settlement of some of the company’s financial obligations but excluding acquisition costs) and is subject to the company’s indebtedness at closing not exceeding EUR 23.1 million.  The final purchase price is subject to certain adjustments.  The transaction is subject to regulatory approval and is expected to be finalized by the end of February 2006.

Commenting, Doros Constantinou, Managing Director of CCHBC said “We are delighted to have reached agreement in acquiring one of the leading fruit juices companies in this high growth region. The transaction is consistent with CCHBC’s strategy of expanding into the non-carbonated segment of the non-alcoholic beverages market and we are delighted to welcome another high quality local brand to our system portfolio.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics Athens	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces the appointment of a new Region Director John Brady returns to former position

Athens, Greece - 20 January 2006 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) today announces the appointment of John Brady as Region Director. Mr. Brady, who is returning to CCHBC from The Coca-Cola Company, will replace Tony Maher, who has decided to leave CCHBC at the end of February to pursue other interests.

John Brady has 24 years of experience in the Coca-Cola system. Most recently he served as President and CEO of the Coca-Cola Bottlers’ Sales and Services Company in Atlanta.  In this role, he was responsible for the strategic direction, oversight and management of a system-wide organisation designed to leverage North American system strengths, capture efficiencies, improve productivity, generate incremental revenue and promote a more uniform face to customers.  Prior to this, Mr. Brady served as Regional Vice President for Coca-Cola North America.

Between 1998 and 2002 Mr. Brady held the position of Region Director of Coca-Cola Beverages and subsequently Coca-Cola HBC. His career also includes executive positions within Coca-Cola Amatil, Coca-Cola Indonesia, and Coca-Cola USA.

Mr Doros Constantinou, Managing Director of Coca-Cola HBC said, “We are sorry to see Tony Maher depart from CCHBC.  In his many years with us, Tony has earned the respect and admiration of people both within and outside our organisation. We appreciate his substantial contribution to our success and I am also personally grateful for his friendship over the past years. We wish him all the best for the future.”

“At the same time, we are very pleased that John has decided to return to CCHBC.  He is very well known and respected within our company, and we welcome the significant experience he brings with him from his many years within the Coca-Cola system. As he is returning to a familiar role, we expect a smooth and rapid transition and we look forward to working with him once again.”

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

announces the acceptance period of the Public Offer of Lanitis Bros Public Limited

Athens, Greece – 27 January 2006 - Coca-Cola Hellenic Bottling Company S.A.  (Coca-Cola HBC, CCHBC) announces that its subsidiary 3E (Cyprus) Limited (3E Cyprus) received the approval of the Board of the Cyprus Stock Exchange for the acquisition of up to 100% of the issued share capital of Lanitis Bros Public Limited (each share has a nominal value of £0.20).

The consideration to be offered for each share in Lanitis Bros Public Limited is CYP0,172 (seventeen cents and two tenths of a cent) in cash. The current number of shares outstanding in Lanitis Bros Public Limited is 250,000,000.

The acceptance period of the Public Offer begins on January 27, 2006 and ends on March 10, 2006 at 12.30pm.

Lanitis Bros Public Limited shareholders can receive copies of the Prospectus of the Public Offer (available in the Greek language) and the Acceptance and Transfer of Shares forms through selected branches of the National Bank of Cyprus Ltd.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts:

Coca-Cola HBC – Investor Relations

Melina Androutsopoulou	Tel: +30 210 618 3100
George Toulantas	e-mail: investor.relations@cchbc.com
Anna Konoplianikova

European Press Contact:	Tel: (+44) 20 7269 7206
Financial Dynamics	Mobile: (+44) 7940 538950
Greg Quine	e-mail: greg.quine@fd.com

US Press Contact:

Financial Dynamics US

Tel: +1 212 850 5600
Jim Olecki	e-mail: jolecki@fd–us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date January 31, 2006